UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 15, 2022

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 1. Fundamental Change

Nuvus Gro Corp. (the “Company”) entered into a Share Exchange Agreement on August 15, 2022 with Pro Music Rights Inc., a corporation incorporated in the State of Delaware (“Pro Music” or “PMR”) and the shareholders of Pro Music (the “Pro Music Shareholders”), pursuant to which the Pro Music Shareholders exchanged 100% of their securities of Pro Music in consideration of 3,500,000,000 shares of common stock of the Company. The closing occurred on August 15, 2022 and, as a result, Pro Music became a wholly owned subsidiary of the Company.

The Company expects to account for the Share Exchange Agreement for accounting purposes as a recapitalization and reverse merger pursuant which the historical financial statements of Pro Music will become the historical financial statements of the registrant subsequent to the closing. The transaction is intended to constitute a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended

Forward Looking Statements

This report and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively, the “Filings”) contain or may contain forward looking statements and information that are based upon beliefs of, and information currently available to, Registrant’s management as well as estimates and assumptions made by the Company’s management. When used in the Filings the words “anticipate”, “believe”, “estimate”, “expect”, “future”, “intend”, “plan” or the negative of these terms and similar expressions as they relate to the Company or Company’s management identify forward looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors relating to the Company’s industry, the Company’s operations and results of operations and any businesses that may be acquired by the Company. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Description of Business

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on December 30, 2010, Hemptech Corp. on March 10, 2016 and Nuvus Gro Corp. on March 13, 2018.

Overview of Pro Music

Overview & History

Pro Music were formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc.”

Business Model

Pro Music is a for-profit public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers, of which approximately 2.2 million originate from Jake P. Noch, Pro Music’s CEO, and that collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes 100% of the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. Pro Music’s repertory is presently accessible by download at https://promusicrights.com. Separately, even though Pro Music provides its songwriters, composers and publishers 100% of the royalties attributable to the public performance of their musical works, Pro Music’s business model entails revenue generation by license monthly or annual license fees, including on a per-location basis, to its customers for the public performance of musical works in its repertory

Pro Music is the one of several public performance rights organization in the United States, including Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

Pro Music has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100.

Pro Music has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

Pro Music currently generates revenue by licensing the musical works in its repertory.

How Pro Music Helps Songwriters, Composers and Publishers

As a nascent performance rights organization, Pro Music’s competitive advantage to its competitors is by providing its songwriters, composers and publishers 100% of the royalties attributable to the public performance of the musical works of its songwriters, composers and publishers. For example, if one of its songwriters, composers or publishers owns one hundred percent (100%) of the writer’s share and publisher’s share of a musical work, and Pro Music receives $1,000 of public performance royalty payments for such musical work, then Pro Music would pay the entire $1,000 royalty payment to such writer, composer or publisher. In contrast, Pro Music’s competitors would pay the same writer, composer or publisher, less than such $1,000. Additionally, instead of paying such royalty to its writer, composer or publisher on a lengthy periodic basis, such as quarterly just as some of Pro Music’s competitors do, Pro Music seeks to negotiate shorter payment timelines so that its songwriters, composers and publishers receive royalty payments on a more frequent basis. Separately, even though Pro Music provides its songwriters, composers and publishers 100% of the royalties attributable to the public performance of their musical works, Pro Music’s business model entails revenue generation by license monthly or annual license fees, including on a per-location basis, to its customers for the public performance of musical works in its repertory. Pro Music retains such fees, and distributes 100% of the usage fees (i.e., royalties) from customers that public perform the musical works through license with Pro Music, such as, for example, television and radio stations; broadcast and cable networks; new media, including the Internet/streaming services and mobile technologies; satellite audio services like XM and Sirius; nightclubs, hotels, bars, restaurants and other venues; digital jukeboxes; and live concerts. With such business model, Pro Music strives to pay songwriters, composers and publishers the entirety of the royalties attributable to their musical works all the while generating revenue to build business operations. All in all, Pro Music seeks to provide songwriters, composers and publishers with an alternative solution to the existing competition of Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

Pro Music’s Agreements with its Songwriters, Composers and Publishers

Pro Music requires its songwriters, composers and publishers to enter into written agreements granting Pro Music the right and license to publicly performance their respective copyrighted musical works. Under the approximate 3,714 agreements with Pro Music, such songwriter, composer and/or publisher has Pro Music the right to license non-dramatic public performances of their respective musical works, along with the rights and remedies to enforce the copyrights to such musical works. The period of those agreements is for an initial two-year period with successive two-year additional periods unless terminated prior to the then-applicable term with not more than six (6) months or less than three (3) months written notice. Pro Music is obligated to distribute one hundred percent (100%) of all per-use royalties collected (not including blanket licenses) less any third-party processing fees.

Although Pro Music’s songwriters, composers and publishers grant PMR the right and license to publicly performance their respective copyrighted musical works, such musical works may be subject to prior agreements with other performance rights organizations, such as Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC. Because such other agreements may not have been terminated, or may not have been properly terminated, such other performance rights organization may continue to claim rights with respect to the musical works that are now subject to written agreement with Pro Music. Additionally, such other agreements may have granted such other performance rights organizations with the continuing right to administer licenses and collect royalties with respect to the musical works that are not subject to written agreement with Pro Music.

Pro Music is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Pro Music represents. This model differs from competitors as Pro Music does not charge their artists an administration fee or utilize a royalty pool model.

Pro Music’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues.

Our Culture

As the newest performance rights organization in the market, we are trying to disrupt outdated business practices and provide a new solution to the songwriters, composers and publishers. We have taken positions that some market participants may consider to be aggressive, but we are trying to show the industry that we take our responsibilities to our songwriters, composers and publishers seriously.

Our Solution

We rely significantly on songwriters, composers and publishers to enter into agreements with us, so that we have musical works to license on their behalf. Our revenue model is heavily dependent on securing musical works to license on behalf of songwriters, composers and publishers, and then licensing those musical works to our downstream customers, such as digital streaming services and radio stations. All payments are processed utilizing checks, wires and ACH through our financial institutions. We do not engage in credit card processing. From time to time, we may explore other options to collect payments from our customers.

Benefits of Our Solution and Competitive Strengths

We do not believe in a one-size-fits-all model, and work with our songwriters, composers and publishers to offer a solution best fitting the collective model. We expect to pay out royalties to our songwriters, composers and publishers in a more expeditious manner than other performing rights organizations. We also intend to pay the entirety of the royalty arising from our downstream customers’ usages of the musical works of songwriters, composers and publishers, unlike other performance rights organizations. We generate revenue through licensing the musical works on a per location basis, as applicable, and we retain the revenue generated therefrom.

Our Market Opportunity and Our Growth Strategies

As an early-stage performing rights organization, we are working to grow our market share and provide an alternative solution than the existing business model of the other performance rights organizations. We will rely heavily on organic marketing through digital channels. We also have available an automated, transparent music licensing dashboard and reporting system, which we expect will facilitate additional licensing and transactional revenue. As part of the rollout of such dashboard and system, we have lowered the monthly music licensing fee to just $50 USD per month per location/service which is in addition to the fees payable for using the musical works in our repertory.

Employees

As of the date of this report, we have one full-time employees and no part-time employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We utilize our attorney’s office located in Naples, Florida as a mailing address and conference center. Presently, all employees work on a remote basis.

Legal Proceedings

Neither we nor our subsidiaries are currently a party to, nor is our property the subject of, any material legal proceedings.

Risk Factors

Investing in our shares of common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in our Filings, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes, before making a decision to invest in our shares of common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, any trading price of our shares of our common stock could decline, and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We operate in a highly competitive business environment which could materially adversely affect our business, financial condition, results of operations and liquidity.

We operate in a highly competitive and consumer-driven industry and we compete with other music publishing companies to identify and sign new songwriters, composers and publishers with the potential to achieve long-term success and to enter into and renew agreements with established recording artists and songwriters. Some of our competitors include Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC (collectively, the “Competitors”). In addition, our competitors may from time to time increase the amounts they spend to discover, or to market and promote, recording artists and songwriters or reduce the prices of their music in an effort to expand market share. We may lose business if we are unable to sign successful songwriters, composers and publishers or to match the prices of the music offered by our competitors.

Because Mr. Noch has limited experience in management, our business has a higher risk of failure, and Mr. Noch has no experience managing a public company.

The management experience of our sole employee, Jake Noch, is limited and, thus, his decisions and choices may affect our operations, earnings and ultimate financial success as a result. We have never operated as a public company. Mr. Noch has no experience managing a public company, which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of losing your entire investment in us.

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain songwriters, composers and publishers.

We are dependent on identifying, signing and retaining songwriters, composers and publishers with long-term potential, who will write the hit songs of today and the classics of tomorrow that will continue to generate sales as part of our repertory for years to come. The competition among public performance rights organization is intense. Our competitive position is dependent on our ability to attract and develop songwriters, composers and publishers whose musical works can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such songwriters, composers and publishers under terms that are economically attractive to us. Our business of licensing the public performance rights of musical works competes not only with other public performance rights organizations, but also with songwriters who publish their own works and publishers. Additionally, our financial results are generally affected by the appeal of our repertory.

Our business involves identifying and locating the holders of public performance rights to additional musical works, and failure to do so will limit our ability to generate revenue.

Our ability to generate revenue depends on our ability to continue to acquire public performance rights for musical works. Ownership of music and video is highly fragmented and not organized in a common marketplace. There is no central registry or directory of content owners and finding them can be difficult and time-consuming. We currently rely on our business development personnel, which consists of our sole executive officer and a contractor, on networks of relationships and on market research to locate content owners, as well as our reputation in the industry and targeted advertising to attract content owners seeking to access the digital market. In the future, our ability to continue to identify, locate and attract such content owners will have a significant impact on the amount of content we are able to acquire.

Our inability to enter into agreements to acquire additional public performance rights to musical works on commercially favorable terms could impede our growth and increase our expenses.

The growth of our business is dependent, in large part, on our ability to acquire or license the public performance rights of musical works. Even if we are able to locate additional content owners, they may not be willing to sell or license their rights or we may not be able to negotiate terms that are commercially favorable to us (particularly given the competitive environment of our industry). While we believe that our experience and knowledge in the music industry allows us to determine commercially reasonable prices for music we may be unable to objectively determine fair market value for the public performance right to the content that we acquire because of unknown consumer demand for such content, unknown number of additional owners of digital rights to such content in certain cases and absence of independent valuations for music. If content owners are unwilling to sell or license their rights on terms that we have determined are commercially favorable to us, we will not be able to substantially increase our revenue.

If we are unable to protect the intellectual property rights of our songwriters, composers and publishers, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our success is dependent, in part, upon protecting the public performance copyrights of our songwriters, composers and publishers. We rely and expect to continue to rely on copyright laws to protect such public performance rights. Furthermore, third parties may knowingly or unknowingly infringe or circumvent such copyrights, and we may not be able to prevent or remedy infringement without incurring substantial expense. Litigation brought to protect and enforce the public performance copyright would be, and has been, costly, time-consuming, and distracting to our Founder, and could result in the impairment or loss of value of our business and assets. Furthermore, our efforts to enforce the public performance copyright may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such copyright. If the protection of such copyright is inadequate to prevent use or misappropriation by third parties, the value of our business and assets may be diminished. Any of these events would have a material adverse effect on our business, results of operations, and financial condition.

Our failure to obtain or maintain the right to use and license the public performance copyright from songwriters, composers and publishers would negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain the right to use and license the public performance copyright from songwriters, composers and publishers.

The loss of one or more of our management or key personnel, or our failure to recruit and retain other highly qualified personnel in the future, could cause a disruption in our relationships with digital entertainment services and rightsholders.

We depend on the continued services and performance of our sole executive officer, Jake Noch, and other key personnel. Although we have employment agreements with our executive officers, they may decide to terminate their employment or otherwise cease to be employed by us. We do not have key person life insurance for any of our personnel. As we grow, our business will be dependent on our ability to recruit, employ and retain additional management and skilled personnel. The loss of the services of any of our key personnel or the failure to attract or replace other key personnel could disrupt and limit our ability to grow our business.

Failure to obtain, maintain, protect and enforce our intellectual property rights could substantially harm our business, operating results and financial condition.

The success of our business depends on our ability to obtain, maintain, protect and enforce our trademarks, copyrights and other intellectual property rights. The measures that we take to obtain, maintain, protect and enforce our intellectual property rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may be ineffective, expensive and time-consuming and, despite such measures, third parties may be able to obtain and use our intellectual property rights without our permission. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to obtain, maintain, protect or enforce our intellectual property rights. Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our brand or brand recognition and adversely affect our business, financial condition and results of operation

We are substantially dependent on a limited number of digital music services for the online distribution and marketing of musical works, and we are unable to significantly influence the pricing structure for digital streaming services and we may not receive royalties under our agreements.

We derive an increasing portion of our revenues from the licensing of music. We are currently dependent on a small number of customers to generate revenue. We have limited ability to increase our pricing structure. We could receive substantially less revenue for our licensing fees, which could cause a material reduction in our revenues, unless offset by a corresponding increase in the number of transactions. There can be no assurance that we will be able to renew or enter into new license agreements with any downstream customer. The terms of these license agreements, including the royalty rates that we receive pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Decreases in royalty rates, rates of revenue sharing or changes to other terms of these license agreements may materially impact our business, operating results and financial condition.

If we are not able to scale our reporting and payment processes, we may experience delays providing reports to the rightsholders and paying required royalties that could have a negative effect on our brand identity and harm our business.

We are expected to receive sales reports for musical works on behalf of our rightsholder that contains usage information for the musical works publicly performed by our downstream customers. Based on these reports, we provide summary royalty payments to our rightsholders.

Our business may be adversely affected by competitive market conditions, and we may not be able to execute our business strategy.

We expect to increase revenues and cash flow through a business strategy which requires us, among other things, to continue to maximize the value of our music, to significantly reduce costs to maximize flexibility and adjust to new realities of the market and to diversify our revenue streams into growing segments of the music entertainment business by continuing to capitalize on distribution and emerging technologies, entering into expanded-rights deals with recording artists and by operating our artist services businesses.

Continuing existing litigation and participating in future litigation against us could be costly and time-consuming to defend.

Pro Music is not presently engaged in a material legal proceedings.

If we become a party to any material legal proceedings, and if we do not prevail in these lawsuits, our business would be materially impaired. Additionally, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business. We could be sued or face regulatory action pertaining to copyrights, contracts and other business torts. Litigation might result in substantial costs and may divert Founder’s attention and resources, which might seriously harm our business, results of operations, and financial condition. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could have a material adverse effect on our business, results of operations, and financial condition. Other performance rights organizations, such as the Competitors, have been sued for allegedly engaging in anticompetitive activity. If we had to defend against such claims, and/or if we do not prevail against those claims, our business would be materially impaired.

In March 2020, Mr. Noch commenced a lawsuit against China Food & Beverage Co., and others, in the Circuit Court of the Twentieth Judicial Circuit in and for Collier County, Florida, which was ultimately resolved in his favor by China Food & Beverage Co.’s issuance to the Company of a certain unsecured promissory note, dated September 30, 2020, with a face value of $175,500,000, bearing a term of commencing on September 30, 2020 and ending on the fifth anniversary thereof and accruing interest on a calendar quarter basis at a variable rate of LIBOR plus 2.00%. This unsecured promissory note was executed as a settlement for legal claims made by the owner of the Company to China Food & Beverage Co. The unpaid principal shall accrue interest calculated on a calendar quarter basis at a variable rate of LIBOR plus 2%. “LIBOR” means the six-month LIBOR rate as quoted in the Wall Street Journal on the date of funding or on the date of determination thereof (or if the Wall Street Journal is not published on that day, on the first publishing day thereafter), such interest to be calculated for the actual number of days elapsed on the basis of a 360-day year. The note shall become fully due and payable on the September 30, 2025. On June 7, 2022, Mr. Noch and the Company entered into a settlement agreement with China Food & Beverage Co. and others settling all matters. The management of the Company believes that enforcement for the settlement requires the Company to submit to legal proceedings in the future. At present, the Company has not made any estimates on amount realizable arising from this transaction, and we do not reflect this in the face of the financial statements.

We face an inherent risk of liability as a result of our business operations, including with respect to copyrights. For example, we may be sued if a writer, composer or publisher enters into an agreement with us while believing to be not affiliated or otherwise under contract with another performance rights organization, such as Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC. We understand that those performance rights organizations may have contracts limiting or otherwise imposing time-based contractual terms on their songwriters, composers and publishers making it difficult to switch to us. If we cannot successfully defend ourselves against claims, we may incur substantial liabilities or be required to limit commercialization of our business. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	inability to bring our product to the market;

●	decreased demand for our product candidates;

●	injury to our reputation;

●	initiation of investigations by regulators;

●	costs to defend litigation;

●	diversion of management’s time and our resources;

●	substantial monetary awards;

●	injurious equitable decrees, such as permanent injunctions on our business;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources; and

●	decline in our share price.

If we or our service providers do not maintain the security of information relating to our customers, employees and vendors and our music, security information breaches through cyber security attacks or otherwise could damage our reputation with customers, employees, vendors and artists, and we could incur substantial additional costs, become subject to litigation and our results of operations and financial condition could be adversely affected. Moreover, even if we or our service providers maintain such security, such breaches remain a possibility due to the fact that no data security system is immune from attacks or other incidents.

We receive certain personal information about our customers and potential customers, and we also receive personal information concerning our employees, artists and vendors. In addition, our online operations depend upon the secure transmission of confidential information over public networks. We maintain security measures with respect to such information, but despite these measures, are vulnerable to security breaches by computer hackers and others that attempt to penetrate the security measures that we have in place. A compromise of our security systems (through cyber-attacks, which are rapidly evolving and sophisticated, or otherwise) that results in personal information being obtained by unauthorized persons or other bad acts could adversely affect our reputation with our customers, potential customers, employees, artists and vendors, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of governmental penalties. Unauthorized persons have also attempted to redirect payments to or from us. If any such attempt were successful, we could lose and fail to recover the redirected funds, which loss could be material. We may also be subject to cyber-attacks that target our music, including not-yet-released music. The theft and premature release of this music may adversely affect our reputation with current and potential artists and adversely impact our results of operations and financial condition. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our operations.

We increasingly rely on third-party data storage providers, including cloud storage solution providers, resulting in less direct control over our data. Such third parties may also be vulnerable to security breaches and compromised security systems, which could adversely affect our business.

Evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could increase the costs of operations or limit our activities.

We engage in a wide array of online activities and are thus subject to a broad range of related laws and regulations including, for example, those relating to privacy, consumer protection, data retention and data protection, online behavioral advertising, geo-location tracking, text messaging, e-mail advertising, mobile advertising, content regulation, defamation, age verification, the protection of children online, social media and other Internet, mobile and online-related prohibitions and restrictions. The regulatory framework for privacy and data security issues worldwide has become increasingly burdensome and complex, and is likely to continue to be so for the foreseeable future. Practices regarding the collection, use, storage, transmission, security and disclosure of personal information by companies operating over the Internet and mobile platforms are receiving ever-increasing public and governmental scrutiny. The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for even greater regulation for the collection of information concerning consumer behavior on the Internet and mobile platforms, including regulation aimed at restricting certain targeted advertising practices, the use of location data and disclosures of privacy practices in the online and mobile environments, including with respect to online and mobile applications. State governments are engaged in similar legislative and regulatory activities. In addition, privacy and data security laws and regulations around the world are being implemented rapidly and evolving. These new and evolving laws (including the European Union General Data Protection Regulation effective on May 25, 2018 and the California Consumer Privacy Act effective on January 1, 2020) are likely to result in greater compliance burdens for companies with global operations. Globally, many government and consumer agencies have also called for new regulation and changes in industry practices with respect to information collected from consumers, electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising.

The Federal Trade Commission adopted certain revisions to its rule promulgated pursuant to the Children’s Online Privacy Protection Act (“COPPA”), effective as of July 1, 2013, that may impose greater compliance burdens on us. COPPA imposes a number of obligations, such as obtaining verifiable parental permission on operators of websites, apps and other online services to the extent they collect certain information from children who are under 13 years of age. The changes broaden the applicability of COPPA, including by expanding the definition of “personal information” subject to the rule’s parental consent and other obligations.

Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the collection, use or disclosure of customer data, or regarding the manner in which the express or implied consent of consumers for such collection, use and disclosure is obtained. Such changes may require us to modify our operations, possibly in a material manner, and may limit our ability to develop new products, services, mechanisms, platforms and features that make use of data regarding our customers and potential customers. Any actual or alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability, fines and may require us to expend significant resources in responding to and defending such allegations and claims, regardless of merit. Claims or allegations that we have violated laws and regulations relating to privacy and data security could also result in negative publicity and a loss of confidence in us.

We have experienced rapid growth in recent periods of our songwriters, composers and publishers, and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent periods of our songwriters, composers and publishers. In future periods, we expect our growth rate to decline. Further, as we operate in a new and rapidly changing category of work management software, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

●	attract new individuals, teams, and organizations as customers;

●	grow or maintain our client based of songwriters, composers and publishers;

●	price our license plans effectively;

●	expand our customer base into more locations;

●	continue to successfully expand our sales force;

●	provide excellent customer experience and customer support;

●	successfully compete against established companies and new market entrants;

●	increase awareness of our brand on a global basis; and

●	comply with existing and new applicable laws and regulations.

If we are unable to accomplish these tasks, our growth would be harmed. We also expect our operating expenses to increase in future periods, and if our growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability.

We have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have been growing rapidly in recent periods and, as a result, have a relatively short history operating our business at its current scale. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, and changing customer needs. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in evolving industries. In addition, our future growth rate is subject to a number of uncertainties, such as general economic and market conditions, including those caused by the ongoing COVID-19 pandemic. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in the market, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, results of operations, and financial condition would suffer.

We have a history of losses, and we may not be able to achieve profitability or, if achieved, sustain profitability.

We have incurred net losses in each fiscal year since our founding. We generated net losses of $24,756 and $213,504 in fiscal 2020 and fiscal 2021, respectively. We do not expect to be profitable in the near future, and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. These losses reflect, among other things, the significant investments we made to develop and commercialize our business, serve our existing clients, and broaden our customer base.

As a result of our investments and expenditures related to the growth of our business, we may experience losses in future periods that may increase significantly. Therefore, our losses in future periods may be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that they may not result in increases in our revenues. We cannot be certain that we will be able to achieve, sustain, or increase profitability on a quarterly or annual basis. Any failure by us to achieve and sustain profitability would cause any trading price of our Class A common stock to decline.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near and medium term.

A significant part of our business strategy and culture is to focus on long-term growth and customer success over short-term financial results. As a result, in the near and medium term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making significant expenditures on sales and marketing efforts, and expenditures to grow our business. Such expenditures may not result in improved business results or profitability over the long term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts and our stockholders, the trading price of our common stock may decline.

Our quarterly results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.

Our results of operations are affected by the amount and quality of music that we release, the number of releases that include musical compositions published by us, timing of release schedules and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our results of operations and operating cash flows. The timing of releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. In addition, certain of our license agreements with digital music services contain minimum guarantees and/or require that we are paid minimum guarantee payments. Our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments and minimum guarantees, which may result in significant fluctuations from period to period, which may have an adverse impact on the price of our shares of common stock.

Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

●	the level of demand for our business;

●	the level of demand for the musical works of our songwriters, composers and publishers;

●	our ability to grow or maintain our licensing relationships, expand usage of our licenses, and sell licenses;

●	our ability to achieve widespread use of the musical works in our repertory;

●	errors in our forecasting of the demand for the musical works in our repertory, which would lead to lower revenues, increased costs, or both;

●	the timing of expenses and recognition of revenues;

●	pricing pressure as a result of competition or otherwise;

●	adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;

●	increasing the number of employees hired;

●	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

●	legal and regulatory compliance costs in new and existing markets;

●	costs and timing of expenses related to the potential acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

●	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

●	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability and their effects on discretionary spending.

Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations, which may negatively impact any trading price of our common stock. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of investors or analysts with respect to revenues or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, any trading price of our common stock would fall, and we would face costly litigation, including securities class action lawsuits.

We may not be able to effectively manage our growth.

We have experienced rapid growth of our customers, and our songwriters, composers and publishers, and increased demand for our business. The growth and expansion of our business may place a significant strain on our management, operational, and financial resources. We are required to manage multiple relationships with various strategic partners, customers, and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems, procedures, or internal controls may not be adequate to support our operations, and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial, and management information systems and expand, train, and manage our employee base.

The COVID-19 pandemic has affected how we and our customers operate and has adversely affected the global economy, and the duration and extent to which this will affect our business, future results of operations, and financial condition remains uncertain.

In December 2019, COVID-19 was first reported to the World Health Organization, or WHO, and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, our license holders may have temporarily closed their establishments and the economy has shifted away from public performance of musical works at venues, all of which may continue for an indefinite amount of time and represent a significant disruption in how we operate our business. The operations of our partners, vendors, and customers have likewise been disrupted.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic may affect the rate of global IT spending, which could adversely affect demand for our platform. Further, the COVID-19 pandemic has caused us to experience, in some cases, longer sales cycles and an increase in certain prospective and current customers seeking lower prices or other more favorable contract terms, and has limited the ability of our direct sales force to travel to customers and potential customers. In addition, the COVID-19 pandemic could reduce the value or duration of licenses, negatively impact collections of accounts receivable, reduce expected spending from our paying customers, cause some of our paying customers to go out of business, and affect contraction or attrition rates of our paying customers, all of which could adversely affect our business, results of operations, and financial condition. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect our stock price and our ability to access capital markets in the future.

While we have developed and continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations, and financial condition at this time.

If we are unable to attract and increase our customer base, identify and sign new songwriters, composers and publishers, and expand usage of our licenses and musical works in our repertory, our prospect for revenue would be harmed.

To generate revenue and achieve profitability, we must increase our customer base through various methods, including but not limited to, adding new songwriters, composers and publishers, and expanding usage of our licenses and musical works in our repertory. While we have experienced significant growth in the number of license holders and songwriters, composers and publishers, we do not know whether we will continue to achieve similar growth rates in the future, including whether we will generate sufficient revenue to operate our business. Numerous factors may impede our ability to add new license holders and songwriters, composers and publishers, including but not limited to, our failure to attract and effectively train new sales and marketing personnel, failure to develop or expand relationships with partners, failure to compete effectively against alternative products or services, failure to provide a quality customer experience and customer support, or failure to ensure the effectiveness of our marketing programs. Additionally, as we focus on increasing our sales to larger organizations, we will be required to deploy sophisticated and costly sales efforts, which may result in longer sales cycles. Sales efforts targeted at larger customers typically involve greater costs, longer sales cycles, greater competition, and less predictability in completing some of our sales. In addition, the ongoing COVID-19 pandemic and related precautionary measures we and other companies are taking are impacting our sales activity. For example, like many other companies, including our customers and prospects, our Founder is working remotely, and we have limited all non-essential business travel. Restrictions on travel and in-person meetings have interrupted and could continue to interrupt our sales activity, and we cannot predict whether, for how long, or the extent to which the COVID-19 pandemic and related precautionary measures may have an impact. If our efforts to sell to organizations of all sizes are not successful or do not generate additional revenues, our business, results of operations, and financial condition would suffer.

In addition, we believe that many of our new customers, songwriters, composers and publishers originate from word-of-mouth and other non-paid referrals from existing customers, so we must ensure that our existing customers and songwriters, composers and publishers remain loyal to us in order to continue receiving those referrals. Our ability to attract new customers and songwriters, composers and publishers and increase revenues from existing paying customers depends in large part on our ability to continually grow the musical works in our repertory in order to maintain and improve the quality and value of our business. Accordingly, we must continue to invest in research and development and in our ongoing efforts to improve and enhance our platform. The success of any enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, integration with existing technologies, and overall market acceptance. Furthermore, the COVID-19 pandemic could have an impact on our plans to offer new musical works, particularly if we experience impacts to productivity due to our employees or their family members experiencing health issues, if our Founder continues to work remotely for extended periods, or if there are increasing delays in the hiring and onboarding of new employees.

Moreover, our business is based on licensing musical works, and customers are not obligated to and may not renew their license after their existing license expire, and we cannot ensure that customers will renew license with a similar contract period, with the same or greater number of users, or for the same level of subscription plan or upgrade to Business and Enterprise plans. Customers may or may not renew their subscription plans as a result of a number of factors, including their satisfaction or dissatisfaction with our platform, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of general economic conditions, or customers’ budgetary constraints. If customers do not renew their subscriptions, renew on less favorable terms, our revenues may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition. Additionally, we continue to monitor how COVID-19 may impact the adoption of our platform generally and our success in engaging with new customers and expanding relationships with existing customers. We also may continue to experience a reduction in license renewal rates, particularly within our small and medium-sized customers, as well as reduced customer spend and delayed payments that could materially impact our business, results of operations, and financial condition in future periods. While we believe we may begin generating revenues in the near-term as a result of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our operating results and overall financial performance until future periods. If we fail to predict customer demands, fail to sufficiently account for the impact of COVID-19 on our sales projections, or fail to attract new customers and maintain and expand new and existing customer relationships, our revenues may grow more slowly than expected, may not grow at all, or may decline, and our business may be harmed.

If the music content we provide to digital entertainment services does not appeal to consumers’ tastes and preferences, our revenue will decrease.

Our success depends on our ability to acquire or license public performance rights and offer musical works that appeals to consumers’ tastes and preferences. Consumers’ tastes are subject to frequent, significant and sometimes unpredictable changes. We cannot accurately assess or control consumer demand for our music content. Our historical revenue is based on the number of musical works available for licensing of public performance rights. Seasonality and other trends in consumer demand for music have been difficult to assess from this limited historical data. In the future, the musical works in our repertory may not experience any demand. Any reduction in the popularity of the musical works in our repertory with consumers may cause a reduction in our revenue

If we experience excessive fraudulent activity, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

A large portion of our customers authorize us to bill their credit card accounts through a third-party payment processing partners for our licensing agreements. All payments are processed utilizing checks, wires and ACH through our financial institutions. We do not engage in credit card processing. Presently, we have no relationship with any third-party payment processor for payment on our licensing agreement, although we are actively seeking to enter into such relationships by contacting such processors and working through their onboarding requirements. If we secure such a relationship, and if customers pay for their subscription plans with stolen credit cards or believe they have not authorized the entry into a licensing agreement with us or seek to cancel such agreements, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for license agreements, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our business offerings due to a concern that the acquisition may decrease effectiveness of our business affairs (including any newly acquired product). In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders’ ownership would be diluted.

We may need additional capital, and we cannot be sure that additional financing will be available.

Historically, we have financed our operations and capital expenditures primarily through capital infusion from Jake Noch, our executive officer and director. For clarity, we have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof. While Mr. Noch intends to continue providing Pro Music with capital to fund its operations, there can be no assurance that he will continue to do so in the future, although Mr. Noch is aware that any cessation of his funding our operations will result in a total loss of his investment and the value of his substantial shareholding of Pro Music. In the future, we may raise additional capital through additional debt or equity financings to support our business, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Changes in tax laws or regulations could be enacted or existing tax laws or regulations could be applied to us or our customers in a manner that could increase the costs of our platform and harm our business.

Income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted or amended at any time (possibly with retroactive effect), and could be applied solely or disproportionately to products and services provided over the internet. These enactments or amendments could reduce our sales activity due to the inherent cost increase the taxes would represent and ultimately harm our results of operations and cash flows.

The application of U.S. federal, state, local, and international tax laws to our services is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our customers, we would be held liable for such costs, thereby adversely affecting our results of operations and harming our business. We may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain.

Our business, results of operations, and financial condition may be harmed if we are required to collect sales or other related taxes for licenses where we have not historically done so.

We seek to comply with any sales-tax collection obligations on our down-stream licenses to our customers. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We do not expect to become profitable in the near future or to generate revenue in excess of our expenses. We will likely never achieve profitability and have incurred, and will continue to incur, substantial net operating losses, or NOLs, during our history. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate change in stock ownership by one or more stockholders or groups of stockholders owning at least 5% of a corporation’s stock exceeds more than 50 percentage points over a three-year period. While we do not believe we have experienced ownership changes in the past, it is possible we have done so, and we may experience ownership changes in the future or shifts in our stock ownership (some of which shifts are outside our control). As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

The digital music industry is evolving and we are vulnerable to discounting, price-reductions, pricing structure and stocking changes that may evolve in the industry and, as a result, cause a reduction in our revenue.

We receive revenue based on per location or per service fees. We have limited ability to influence the pricing models of our downstream customers.

Other parties may have public performance rights, or claim to have such rights, to the musical works in our repertory, which may result in duplicates of the performance rights in such works

We generally acquire or license public performance rights for the musical works in our repertory that the owner of music content has available to grant; however, the holders of such rights may not possess exclusive rights to those musical works. We do not determine, and are unable to determine, the number of additional holders of rights to the musical works in our repertory. Aside from copyright law, the public performance rights to musical works in our repertory are contractual in nature. There is no central registry or directory that evidences the chain of title to the rights of music recordings other than copyright registration, which is voluntary. Given the age of many of the music recordings we have acquired or licensed or may acquire or license in the future, there is often a lack of documentation to evidence the chain of title. In addition, there is a common practice in the music industry of licensing rights in various formats or in certain compilations and to grant the same rights to different parties for the same or different geographic regions. We are aware of numerous instances where other parties, such as our competitor performance rights organizations, assert rights to the public performance right to the musical works in our repertory. If the licensing of public performance rights to the musical works in our repertory is available from alternative sources, our revenue will be reduced to the extent these licenses are purchased instead of ours.

We face a potential loss of catalog to the extent that our recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works in certain circumstances. This right does not apply to works that are “works made for hire.” Since the enactment of the Sound Recordings Act of 1971, which first accorded federal copyright protection for sound recordings in the U.S., virtually all of our agreements with recording artists provide that such recording artists render services under a work-made-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not “works made for hire.” If any of our commercially available sound recordings were determined not to be “works made for hire,” then the recording artists (or their heirs) could have the right to terminate the U.S. federal copyright rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of release of a recording under a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting at the end of 56 years from the date of copyright). A termination of U.S. federal copyright rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) have the opportunity to terminate our U.S. rights in musical compositions. We believe the effect of any potential terminations is already reflected in the financial results of our business.

We are dependent on third party merchant credit card processors.

Our future success will depend, in significant part, upon third party credit card processing firms. Loss of our merchant services credit card processing firm and the inability to rapidly replace that firm could have a substantial negative effect on our business.

Card association rules may change or certain practices could negatively affect our business and, if we do not comply with these rules, could result in our inability to accept credit cards. If we are unable to accept credit cards, our competitive position would be critically damaged.

We are not a bank and as a result we are barred from belonging to and directly access the credit card associations or the bank payment network. We must therefore rely on banks and their service providers to process our transactions. We must comply with the operating rules of the credit card associations and bank payment networks as they apply to merchants. The associations’ member banks set these rules, and the associations interpret the rules. Credit card associations could adopt new operating rules or interpretations of existing rules which we may find difficult or even impossible to comply with, in which case we could lose our ability to give customers the option of using credit cards to support their payments. If we were unable to accept credit cards our competitive position would be critically damaged.

We face considerable risks of loss due to fraud and/or disputes with our customers. If we are unable to deal effectively with losses from fraudulent transactions, our losses from fraud would increase, and our business would be materially adversely effected.

We face significant risks of loss due to fraud and disputes with our customers, including unauthorized use of credit cards and bank account information and identity theft; merchant fraud and other disputes; system security breaches; fraud by employees; and use of our system for illegal purposes. When a customer pays us for goods or services a credit card and the cardholder is defrauded or otherwise disputes the charge, the full amount of the disputed transaction gets charged back to us and our credit card processor levies additional fees against us, unless we can successfully challenge the chargeback. Chargebacks may arise from the unauthorized use of a cardholder’s card number or from a cardholder’s claim that a merchant failed to perform. If our chargeback rate becomes excessive, we may be required to pay fines and our ability to accept cards for payments could be restricted or cancelled. We cannot assure you that chargebacks will not arise in the future.

Unauthorized use of credit cards and bank accounts could expose us to substantial losses. If we are unable to detect and prevent unauthorized use of cards and bank accounts, our business would suffer.

The highly automated nature of our business transactions with our customers makes us an attractive target for fraud and dissatisfaction. We face an inherent trade-off between customer convenience and security. There can be no assurance that we will not incur chargebacks in the future. Nor is there any assurance that our downstream customers will pay our licensing fees.

Our liquidity would be adversely impacted, potentially materially, in the event we were to engage credit card processors who were to impose holdback restrictions for payments due to us from credit card transactions.

We currently do not have any agreement with any organizations that process credit card transactions by our customers. We have and may presently be subject to credit card holdbacks under our credit card processing agreements. If we fail to meet certain requirements, our credit card processors have the right to hold back credit card remittances to cover our obligations to them. If our credit card processors were to impose holdback restrictions on us, the negative impact on our liquidity could be significant which could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on the Internet infrastructure.

Our future success will depend, in significant part, upon the maintenance of the various components of the Internet infrastructure, such as a reliable backbone network with the necessary speed, data capacity and security, and the timely development of enabling products, such as high-speed modems, which provide reliable and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased user bandwidth requirements, we cannot be sure that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise, and such outages or delays could adversely affect our website and the websites of our co-branded partners, as well as the Internet service providers and online service providers our customers use to access our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. We cannot predict whether the infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium will be developed or maintained. The threat of hacking is an ongoing one and to the best of our ability we will monitor our servers, maintain up-to-date anti-virus and anti-malware programs and keep our employees advised as to proper computer security.

RISKS RELATED TO OUR COMMON STOCK

We have not paid dividends in the past and do not expect to pay dividends in the future.  Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We have experienced significant volatility in the price of our stock over the past few years. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.

We have not voluntary implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflict of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. While we intend to adopt certain corporate governance measures such as a code of ethics and established an audit committee, Nominating and Corporate Governance Committee, and Compensation Committee of our board of directors, we have not taken such action as of the date hereof.

If a public market for our common stock develops, trading will be limited under the SEC’s penny stock regulations, which will adversely affect the liquidity of our common stock.

The trading price of our common stock is less than $5.00 per share and, as a result, our common stock is considered a “penny stock,” and trading in our common stock would be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. Generally, the broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market. An active and liquid market in our common stock may never develop due to these factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled Financial data and the financial statements included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report. Our fiscal year end is December 31, and references throughout this prospectus to a given fiscal year are to the 12 months ended on that date.

Overview

Pro Music is a for-profit public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers, many of which originate from Jake P. Noch, Pro Music’s CEO, and that collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. Pro Music’s repertory is presently accessible by download at https://promusicrights.com.

Pro Music is the one of several public performance rights organization in the United States, including Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC, with an estimated 7.4% share of the performance rights market based solely on the approximate 2.5 million musical works in its repertory as compared to the publicly available information of the repertoires of Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

Pro Music has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100.

Pro Music has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

Pro Music currently generates revenue by licensing the musical works in its repertory.

Plan of Operation

While we have generated revenue from operations, such revenue does not appear to be recurring and various downstream customers have failed to continue payments under their respective agreements. As reflected in our audited balance sheet for the period ended December 31, 2021 and 2020, our accounts receivable are $323,387,126 and $107,281,764, respectively, and deferred revenues of $323,387,126 and $107,281,764. Our plan of operation for the 12 months through August 2023 is to continue growing our business in the United States by seeking (i) partnerships to grow our repertory, (ii) songwriters, composers and publishers to contribute musical works to our repertory, and (iii) downstream customers to enter into per location or per service licensing agreements with us. We further intend to seek collection on the outstanding accounts receivable. While the Company intends to minimize its operational expenses, the Company has a good faith belief it can monetize certain accounts receivable through the fiscal year end of December 31, 2022. If the Company is unable to collect a significant percentage of its outstanding accounts receivable by December 31, 2022, the Company will likely have insufficient funds to continue its operations, expend resources on marketing or advertising, and otherwise maintain its information systems. Lastly, in such event, our songwriters, composers and publishers may seek to rescind their grants of public performance licenses or otherwise terminate their agreements with us, substantially impacting the Company’s ability to operate as a going concern.

Our business is to license public performance rights of songwriters, composers and publishers to downstream customers, such as digital streaming services and radio stations. Our primary product and service is our songwriter’s composer’s and publisher’s public performance rights. As stated herein, we have obtained a significant repertory of musical compositions to offer to downstream customers, so that such customers can publicly perform such compositions publicly. While we have generated revenue in 2021 and through the six months ended June 30, 2022, as reflected on our unaudited financial statements, we seek to raise capital in order to scale our business operations. In the past, we have relied on our founder to fund operations. Once we entered into agreements with downstream customers, we began to generate revenue. Yet we continued to incur expenses for advertising and promoting the business, the musical works in our repertory and our songwriters, composers and publishers. We have encountered hesitation by songwriters, composers and publishers to switch performing rights organizations to us in any material numbers, and for downstream customers to enter into licensing agreements with us. We continue to believe that our royalty-payment model will prevail and songwriters, composers and publishers will perceive the added value in our offering to payout the entirety of royalties.

Pro Music’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

We have entered into written “Business License Agreements” with approximately 466 customers granting them a nonexclusive right and license to publicly perform the musical works of our songwriters, composers and publishers in our repertory. Of the approximate 2.5 million musical works in our repertory, approximately 2.2 million are musical works of Mr. Noch. The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for Pro Music Rights to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. Our Business License Agreements with our songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor do we generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

We charge the following license fee to our customers and the following usage fees (i.e., royalties) for the public performance of musical works in our repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in our repertory is charged based on $0.00005 per usage for every 1% of a work registered with Pro Music Rights representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	$50.00	$150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000	$50.00	$5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	$50.00	$10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

In general, if our songwriter, composer or publisher does not hold both 100% of the publisher share of a musical work and 100% of the writer share of a musical work, we would nonetheless collect royalties for the public performance of such musical work but only to the extent of the ownership percentage in the public performance rights of such songwriter, composer or publisher of such musical work, as set forth in above. Further, as a general matter, any individual or entity publicly performing a federally copyrighted musical work without a public performance license from the holders of the public performance rights for such musical work could be found liable for copyright infringement, among other claims. Even if our songwriters, composers or publishers own less than 100% of the publisher share and 100% of the writer share of a musical work, we nonetheless charge business license fees for the license granted to us in our Business License Agreement from our songwriters, composers and/or publishers for the musical works.

Pro Music’s customers are required, on the first of each month, to submit a musical work usage report detailing the usage of each musical work in Pro Music’s repertory. Such report shall contain the amount of usage and/or streams of which the customer utilized the musical works in our repertory. Upon receiving such report, Pro Music issues an invoice for the appropriate usage fee to the customer. In the event the customer submits such report later than five days after such reports are due, we charge the customer an additional fee. We collect payment from our customers through WePay, PayPal, checks, wire transfer and ACH. Once payments are collected from such agreements, we retain the monthly or annual fee as revenue and collect the usage fees, which are then distributed as royalties to our songwriters, composers and publishers.

Limited Business History; Need for Additional Capital

There is limited historical financial information about the Company upon which to base an evaluation of our performance. We are an early-stage corporation with limited operations and unsustainable revenues from business operations. We cannot guarantee we will be successful in our business plans. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development, and possible cost overruns due to price and cost increases in services. We are considering options to negotiate business combinations, mergers or acquisitions. However, there is no guarantee that we will be successful in closing these transactions we are considering. We have a specific business plan and timetable to complete our 12-month plan of operation based on the success of our service to license the public performance of musical works in our repertory to potential customers, such as, for example, television and radio stations; broadcast and cable networks; new media, including the Internet/streaming services and mobile technologies; satellite audio services like XM and Sirius; nightclubs, hotels, bars, restaurants and other venues; digital jukeboxes; and live concerts. Specifically, we have entered into various licensing agreements under which we have generated accounts receivables. Our audited balance sheet as of December 31, 2021 identifies $323,562,671 of accounts receivable predominantly arising from such licensing agreements. Note 3 to our audited financial statements identifies accounts receivable consisted of the following: (1) monthly license subscription fee for the fiscal year 2021 of $82,567,682 and for the fiscal year 2020 of $29,708,983; (2) musical work usage non-declaration fee for the fiscal year 2021 of $238,248,810 and for the fiscal year 2020 of $76,228,0652; and (3) interest charges for the fiscal year 2021 of $4,570,634 and for the fiscal year 2020 of $1,344,716. Our inability to raise additional funding may impair our ability to expand our operations, increase revenue, expend resources for advertising and promotion, enter into new licensing agreements and otherwise grow our business.

We will need additional financing to operate our business. We cannot provide investors with any assurance that we will be able to raise sufficient funding to continue or otherwise sustain business operations. We do not currently have any arrangements in place for any future equity financing. Our limited operating history and our lack of significant tangible capital assets makes it unlikely that we will be able to obtain significant debt financing in the near future. If such financing is not available on satisfactory terms, we may be unable to continue or expand our business. Equity financing could result in additional dilution to existing shareholders. We will need to secure financing in the future to continue or otherwise sustain business operations.

Liquidity and Capital Resources

As of December 31, 2021, we had a cash balance of $175,545. We will need to raise funds to commence our 12-month plan of business operation and fund any ongoing operational expenses. Historically, we have financed our operations and capital expenditures primarily through capital infusion from Jake Noch, our executive officer and director. For clarity, we have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof. While Mr. Noch intends to continue providing the Company with capital to fund its operations, there can be no assurance that he will continue to do so in the future, although Mr. Noch is aware that any cessation of his funding our operations will result in a total loss of his investment and the value of his substantial shareholding of the Company. In the future, we may raise additional capital through additional debt or equity financings to support our business, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Use of Estimates

The Company prepares financial statements in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of one year or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents and accounts receivable and accounts payable approximates their carrying amount.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following table provides information regarding our executive officers, key employees, and directors as of August 16, 2022:

Name	Age	Position
Jake P. Noch	23	Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer and Secretary
Vito Roppo	34	Director
Paul Ring	67	Director
Rodrigo Di Federico	40	Director
James R. Chillemi	29	Director

Jake Noch, founded PMR and has served as its Chief Executive Officer, President, Chief Financial Officer, Secretary and Chairman of the Board since formation in January 2018 and as Chairman and executive officer of the Company since July 2022. In the prior five years, Mr. Noch has been the Manager of (i) Pro Music Rights Financial Group, LLC since October 2019; (ii) Pro Music Rights Distribution, LLC since June 2018; (iii) Pro Music Rights Publishing Group, LLC since July 5, 2018; (iv) YouTube Music Ads, LLC since February 2019; (v) Noch Financial Group, LLC since July 2019; (vi) Publishing Company A, LLC since April 2018; (vii) Publishing Company B, LLC since April 2018; (viii) Publishing Company C, LLC since April 2018; (ix) Dance Hall Distribution, LLC since September 2019; (x) AZO Technology, LLC since April 2019; (xi) Free Dope Gang Records, LLC since February 2017; (xii) Global Affiliates Information Technology, LLC since February 2017; (xiii) Global Affiliates Music Group, LLC since February 2017; (xiv) Melody Latina, LLC since February 2017; (xv) Global Affiliates Music Distribution, LLC since February 2017; (xvi) Global Affiliates Entertainment, LLC since February 2017; (xvii) Cartel Music Group, LLC since August 2017; and (xviii) Brazy Records, LCL since December 2017. Prior to February 2017, Mr. Noch has no work experience. We believe Mr. Noch is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our Chief Executive Officer and a founder and due to his extensive experience managing PMR. His other work experience with music publishing companies, music labels, financial services and technology with the above-mentioned entities of which he has been Manager position Mr. Noch to provide PMR with the qualification to serve as our direct. He does not hold any other directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq.

Vito Roppo is a Director of PMR since November 9, 2020, a director of the Company since August 2022 and provides competitive guidance and support through his experience in the music industry. He has been the senior partner at his law firm, Colosseum Counsel PLLC, since July 2015, which provide services to the music industry and its various participants, including various songwriters, publishers and composers, and has served as counsel for PMR since PMR’s inception in January 2018. He and his firm were primary drafter of a substantial number of the agreements PMR uses in its business. Mr. Roppo has extensive professional experience working with artists, songwriters, composers and publishers. His unique blend of business and professional experience in the music industry, including facilitating the structuring of licensing agreements. Further, Mr. Roppo is the Manager of 520208 LLC from November 2018, Vertical Integration Solutions, LLC since December 2020, World Harbor Resource, LLC since December 2020 and Real Systems, LLC since December 2020. His experience with his other companies provides the Board with invaluable business operations insight, corporate governance and information technology overview. He does not hold any other directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq.

Paul Ring is a Director of PMR since November 9, 2020, a director of the Company since August 2022 and has previously served at various management capacities for PMR since its inception in January 2018.  He has been the President and owner of Bungalo Records since January 2000, and has had a long tenure of success as President of two prominent record companies that have been distributed exclusively through Universal Music Group over the past 25 years. Mr. Ring’s tenure began in 1995 as President of Private Eye Records that had legendary artists such as Rick James, Cameo Gap Band, and James Brown. In 2000, he launched Bungalo Records, which has sustained a rich and diverse history of great artists and producers including Rodney Jerkins, DJ Quik Heavy D, The Game, Bones Thugz and Harmony, and Patti LaBelle to name a few.

Mr. Ring provides valuable insight into the music industry from his experience at Bungalo Records. He has pointed knowledge of the structure of the music industry and how performance rights organizations, like PMR, interact with other service providers. His experience and involvement on our Board helps us PMR and its management understand the mechanics of the industry and how performance rights licenses and royalties are affected by different downstream users of musical compositions. He does not hold any other directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq.

James R. Chillemi is a Director since November 9, 2020, a director of the Company since August 2022 and provides legal guidance and support through his experience in the music industry.  He is junior partner at his law firm, Colosseum Counsel PLLC, which provide services to the music industry and its various participants, including various songwriters, publishers and composers, and his firm has served as counsel for PMR since PMR’s inception in January 2018. Mr. Chillemi has worked in various capacities with Colosseum Counsel PLLC since June 2015, from legal assistant to junior partner thereof. He has focused his professional experience on music and licensing structuring and negotiations, and he provides our Board with his unique perspective on the music industry given his experience with record labels, artists, songwriters, composers and publishers, including other music publishing companies. He and his firm were primary drafter of a substantial number of the agreements PMR uses in its business. He does not hold any other directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq.

Rodrigo Di Federico is a Director since November 9, 2020 , a director of the Company since August 2022 and has previously served as PMR’s Head of Information Technology since its inception in January 2018. Mr. Di Federico has served as Manager of AZO Technology, LLC since April 2019. He was a software developer for Foundups Corp. from January 2020 through January 2015. He was a project manager at Faktory Systems from January 2015 through January 2018. He provides information technology guidance and support through his experience in the music industry. His experience with information technology provides broad analysis and insight to PMR’s board and management with how to grow and sales solutions in today’s environment, including on how to make the licensing process more technologically seamless and onboarding songwriters, composers and publishers on a much more efficient scale. He is elected by the stockholders to a term of one year and serves until a successor is elected and qualified. Mr. Di Federico has served on PMR’s board of directors since November 2020. He does not hold any other directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq.

Term of Office

Our directors are appointed to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board, absent an employment agreement.

Family Relationships

No family relationships exist between or among our director and our officers.

Transactions with Related Persons, Promoters and Certain Control Persons

The Company has not engaged in any transaction, since the beginning of 2021, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest, except as follows:

●	Mr. Noch, our Founder, Director and Chief Executive Officer, advanced $199,900 of capital to fund our operations. We have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof.

●	Mr. Noch has granted a license for his public performance rights in certain musical works.

Significant Employees and Consultants

As of the date hereof, the Company has no significant employees.

Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. The Board of Directors has not established an audit committee and does not have an audit committee financial expert, nor has the Board established a nominating committee or compensation committee. We are not aware of any conflicts of interest between our officers and director, except that Mr. Noch is an officer, director and controlling shareholder.

Audit Committee

Presently, our Board of Directors is performing the duties that would normally be performed by an audit committee.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

Code of Ethics

We have not adopted a Code of Ethics.

EXECUTIVE AND DIRECTOR COMPENSATION

The Company has not paid executive or director compensation for the year ended December 31, 2021.

We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. We have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers listed above.

Equity Compensation, Pension or Retirement Plans

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Stock Option Grants

We had no outstanding equity awards as of the end of the fiscal periods ended December 31, 2021.

Employment Agreements

We have not entered into an employment agreement with any person.

Options/SARS Grants During Last Fiscal Year

None.

Directors’ Compensation

None.

Security Ownership of Certain Beneficial Owners and Management

The following table presents information concerning the beneficial ownership of the shares of our Common Stock: (i) each of our named executive officers and current directors, (ii) all of our current executive officers and directors as a group and (iii) each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock.

Name of the Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Jake P. Noch ** (3)	3,514,310,075	98.5%
Vito Roppo **	12,415,750	*
Paul Ring **	1,241,575	*
Rodrigo Di Federico**	8,691,025	*
James R. Chillemi**	1,241,575	*
All executive officers and directors as a group (5 persons)	3,537,900,000	99.2%

*	Less than 1%.

**	Executive officer and/or director of the Company.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Pro Music Rights, Inc., 3811 Airport Pulling Road North, Suite 203, Naples, Florida 34105.

(2)	Applicable percentage ownership is based on 3,566,945,290 shares of common stock outstanding as of August 16, 2022, together with securities exercisable or convertible into shares of common stock within 60 days of 3,566,945,290 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of 3,566,945,290 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	All securities are held by the Jake P. Noch Family Office, LLC. Mr. Noch serves as the managing member and is the sole member of the Jake P. Noch Family Office, LLC.

DESCRIPTION OF SECURITIES

The Company’s authorized capital stock consists of 5,000,000,000 shares of common stock at a par value of $0.001 per share and 100,000,000 shares of preferred stock at a par value of $0.001 per share.  As of August 16, 2022, there are 3,566,945,290 shares of the Company’s common stock issued and outstanding and 273,666 shares of Series A1 Preferred Stock issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The holders of the Series A1 Preferred Stock are entitled to vote on a 1:1 basis with the shares of common stock.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

The stock transfer agent for our securities is Vstock Transfer, Inc., 18 Lafayette Pl, Woodmere, NY 11598.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s directors and executive officers are indemnified as provided by the Nevada Corporation law and its Bylaws. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment.  Such indemnification is at the discretion of the Company’s board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 6. Changes in Control of issuer

See the information disclosed under Item 1. Fundamental Changes.

Item 8. Certain Unregistered Sales of Equity Securities

The Company entered into a Share Exchange Agreement on August 15, 2022 with Pro Music and the Pro Music Shareholders, pursuant to which the Pro Music Shareholders exchanged 100% of their securities of Pro Music in consideration of 3,500,000,000 shares of common stock of the Company. The closing occurred on August 15, 2022 and, as a result, Pro Music became a wholly owned subsidiary of the Company. Separately, on July 20, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 shares of common stock from Talari Industries LLC and Harvest Fund LLC.

The Pro Music Shareholders represented that each was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws. No general solicitation or advertising was used in connection with any transaction, and the certificate evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act of 1933, as amended (the “1933 Act”), or the availability of an applicable exemption therefrom. Unless specifically set forth below, no underwriter participated in the transaction and no commissions were paid in connection with the transactions.

This issuance of these above securities is exempt from the registration requirements under Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 as promulgated under Regulation D.

Item 9. Other Events

On August 17, 2022, the Board approved the change in the Company’s fiscal year end to December 31.

EXHIBITS

Exhibit No.	Description
6.1	Share Exchange Agreement between Nuvus Gro Corp., Pro Music Rights, Inc. and the shareholders of Pro Music Rights, Inc. dated August 15, 2022
6.2	Form of Songwriter, Composter, Publisher License Agreement
6.3	Form of Business License Agreement
99.1	Financial Statements for Pro Music Rights, Inc. for the year ended December 31, 2021 and 2020
99.2	Unaudited Financial Statements for Pro Music Rights, Inc. for the six months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUVUS GRO CORP.

Date:	August 19, 2022	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer